THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 www.jilliansidoti.com

November 5, 2013

Mr. Duc Dang
Securities Exchange Commission

Re:	CenturyTouch Ltd, Inc. Registration Statement on Form S-11 Filed December 24, 2012 File No. 333-185670

Dear Mr. Dang,

Please note our responses to your comments.

General

1.
We note your responses to comments 2 and 30 in our letter dated January 18, 2013 referring the 8-K filed on July 31, 2013.  Please note that you have not made any filings since December 24, 2012.  Please advise.  Additionally, please note that we will not be in a position to declare this registration statement effective until you have satisfied your reporting obligations.

We intend on making all of these filings prior to effectiveness. We are in the process of finalizing our required 10qs, 10ks, and 8ks.

2.
We note your response to comment 3.  Please tell us how your shareholders received their shares but not the certificates.  Also, please provide us with a copy of the letter you will provide the selling shareholders notifying them of the requirements to sell at a fixed price and their underwriting status.

We have since issued share certificates.

We intend on issuing a letter to all shareholders stating the following:

If you intend on selling your shares in the public marketplace, you must be advised of the following:

Under the Securities Act of 1933, you are deemed an underwriter and if you are to sell your shares in the open marketplace, you must sell them at the fixed price of $0.05 per share. As a shareholder, you may have civil liability under Section 11 and 12 of the Securities Act for any omissions or misstatements in the registration statement because of your status as an underwriter.

3.
We note your response to comment 6; however, please note that we have not yet received the materials. Please provide additional copies at your earliest convenience for our review.

This is filed as correspondence.

4.
We note your response to comment 8. Please describe the process your accountant undertakes to prepare and maintain your books and records and the corresponding controls that are in place to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. Additionally, clarify for those employees of your accountant that perform services for the company, their specific qualifications that make them familiar with U.S. GAAP.

Our accountant has provided the following response:  We prepare and maintain the company's accounting records from the information and documentation received from the directors Eric Wong and Mrs L Chan and prepare financial statements in accordance with the special provisions of Part 15 of the UK Companies Act 2006 relating to small companies and in accordance with the Financial Reporting Standard for Smaller Entities. They are also prepared in accordance with the rules and regulations laid down by the Institute of Chartered Accountants in England and Wales of which we are a member and generally accepted accounting principles in the UK.

5.
Please tell us how many hours your accountant spent last year preparing your books and records and related financial statements and the total amount of fees you paid to such accounting firm in connection with these services. Additionally, tell us when the Company began to retain these services.

Our accountant has provided the following response:

We spent 210 hours last year preparing the company's books and records and related financial statements for various periods during and for the year ended 30 June 2013 and charged the company £12,216 (including vat @ 20%).The company has retained our services since September 2012.

Prospectus Summary, page 5

6.
We note the revised disclosure of your revenues generated for the nine months ended March 31, 2013.  Please revise to also disclose the net loss experienced for the same period.

We have updated this to read: For the fiscal year ended June 30, 2012, we generated revenues of $145,725 which resulted in a loss of $128,286. For the fiscal year ended June 30, 2013, we generated revenues of $238,765 resulting in a net loss of $379,688.

7.
We note your response to comment 9.  Please note that on page 6 you still refer to “timely investing the proceeds of this offering….”  Please revise your disclosure accordingly.

We have removed this reference.

Risk Factors

General Risks Related to Our Business

Some of our mortgage loans may have “due on sale” provisions, page 14

8.	We note your response to comment 11. Please revise your narrative in this section to clarify that all of your loans are subject to the referenced provision. We have added a sentence to reflect this.

Our independent auditors have expressed in their report…, page 15

9.
Please revise your disclosure in this subcaption and narrative to disclose the net losses you have incurred, as previously requested.  Also, please relocate this risk factor and the next one discussing the selling shareholders to the beginning of this section.

We have moved both risk factors to the beginning. We also updated the subcaption and the narrative to reflect the net losses for 2013 and 2012.

Management’s Discussion and Analysis of Financial Condition, page 20

10.	Please tell us how your statement that “currently the rental income from our properties covers our mortgages and administrative expenses” is accurate.

We have removed this statement.

11.	Please clarify how you determined you have earnings per share of $.01. That now reads (.01)

Results of Operations, page 20

12.
We note your response to comment 13.  Please revise to discuss the reason behind the changes in your revenues and expenses.

We have updated to read as follows:

Although our revenues increased by $93,040, our gross profit only increased by $20,003 due to a $73,037 increase in cost of revenues.

Our net loss in the year ended June 30, 2013 was $379,688 compared to a loss of $128,286 in the year ended June 30, 2011. This is in large part because of our increase in both administrative and interest expenses. Administrative expenses increase by $146,973 and interest expense increased by $124,432.

Reports to Stockholders, page 22

13.
Please explain the basis for your disclosure that you “are not subject to the informational requirements of the Securities Exchange Act of 1934.”  Please refer to your Form 10 registration statement and subsequent amendments that were filed in 2010.

We have updated to read:

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  We  will be subject to the requirements of Section 15(d) under the Exchange Act, which requires an issuer to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K.

Our Properties, page 25

14.
You disclose that all the properties were acquired on April 21, 2012.  Please clarify if this is the date of your merger or the date of original acquisition by CenturyTouch, the British company.

This is our merger date and not the original date of acquisition.

15.
We reissue comment 22.  Please revise to provide your average effective rental rates for the commercial and residential portions of each property.  Clarify if all leases were in place prior to your merger.  If not, discuss your leasing activity.

The average effective rental rate for commercial is approximately $1,132 per month, for residential is approximately $557 per month. There were no prior operations (such as rental revenues) in the properties acquired. We needed to refurbish the properties into rentable units after the acquisition.

Security Ownership of Certain Beneficial Owners and Management, page 29

16.
Please revise the table to attribute all of CenturyTouch Group’s shares to Mr. Wong.

We have added the following:

1.)           This shareholder is controlled by our CEO, Dr. Eric Wong and therefore all of the shares held by CenturyTouch Group are atrributable to Mr. Wong.

Director, Executive Officers, Promoters and Control Persons, page 30

17.	We note your revised disclosure in response to comment 25. Please confirm that the listed persons are your only promoters. Messers. Wong and Wong are our only promoters.

18.
We note your response to comment 26.  Please further revise to explain what you mean by "active real estate investor".  Please also revise the disclosure for Mr. Edmund Wong to include only Mr. Wong's prior experience.

We have updated the last sentence of this paragraph and have revised to defined “active real estate investor” as:

whereby Mr. Wong does not just invest in real estate, but finds, manages, and sells his own properties as opposed to having a passive role in investing

19.	Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Wong should serve as a director.

Interests of Named Experts and Counsel, page 33

20.
We note your disclosure regarding your change in accountant and that your prior accountant’s audit report for the period of inception to September 31, 2012 contained an explanatory paragraph in respect to uncertainty as to your ability to continue as a going concern. Further, you disclose that your prior accountant did not issue a modified audit report as to uncertainty. Note that a modified audit opinion includes an opinion that expresses substantial doubt about a company’s ability to continue as a going concern. In your amended filing, please update your disclosure accordingly.

We have updated this disclosure.

21.	We note your disclosure that Exhibit 16.1 was filed as part of your registration statement. We are unable to locate this exhibit. Please clarify. It is hereby filed.

22.	Please amend your disclosure to state the date of your new accountant’s engagement.

Our new accountant’s engagement was signed on April 24, 2013.

Report of Independent Registered Accounting Firm, page F-1

23.
We note your response to our prior comment twenty-nine. Please file an Item 4.01 Form 8-K disclosing your change in accountant.

We are in the process of filing all of these. We expect to have them completely filed by November 14, 2013.

Financial Statements

24.
We note your response to our prior comment thirty. We are unable to locate your referenced 8-K dated July 31, 2013 regarding a change in fiscal year-end. Please clarify when this 8-K will be filed and whether or not it will represent an amendment to the 8-K filed on April 12, 2012. Additionally, provide to us a timeline of when your Form 10-K for the year ended June 30, 2012 and subsequent quarterly reports will be filed.

We are in the process of filing all of these. We expect to have them completely filed by November 14, 2013.

25.	Please revise your filing to provide updated financial statements. Refer to Rule 3-12 of Regulation S-X. Our financials are updated through June 30, 2013

26.	Please remove the references to the March 31, 2013 and 2012 financial statements and notes as audited within your amended filing. These have been removed.

27.
It appears that you have corrected an error in previously issued financial statements.  Please revise your filing to provide the disclosures required by paragraph 7 of ASC 25010-50.  Additionally, please label your financial statements as restated and have your auditors reference the restatement in their opinion.

Our financial statements for the fiscal year ended June 30, 2012 were re-audited by Bongiovanni & Associates, CPA since our previous auditor, Stan J.H. Lee, CPA, from our understanding,  is no longer as registered member of the PCAOB and as such we did not (and are unable to) use his report in the S-11. The audit report contained by Bongiovanni & Associates, CPA’s is an initial audit report and has never been ‘restated’ up to this point. We do not feel it would appropriate to include restatement disclosures or ask Bongiovanni & Associates, CPA’s to modify their own opinion as the result of another auditors’ report.

28.
Please provide your significance test calculations for your real estate properties acquired during the periods for which income statements are required or subsequent to the latest balance sheet.  Please refer to Rule 8-06 of Regulation S-K.

We believed Rule 8-06 of Regulation S-X is not applicable to our real estate acquisitions because there were no prior operations (such as rental revenues) in the properties acquired. We needed to refurbish the properties into rentable units after the acquisition.

29.
Please tell us how you have complied with the disclosure requirements in 805-10-50, or tell us how you determined it was not necessary to provide this information for your real estate acquisitions.

We believed the disclosure requirements in ASC 805-10-50 are not applicable to our real estate acquisitions because there were no prior operations (such as rental revenues) in the properties acquired. We needed to refurbish the properties into rentable units after the acquisition.

Part II Information Not Required in Prospectus

Recent sales of Unregistered Securities, page 37.

30.	We reissue comment 41. Please advise or revise accordingly. We have updated to disclose the sales of securities.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

i.
The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

ii.	The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

iii.	The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,
Jillian Ivey Sidoti, Esq.

BOROUGH COUNCIL OF WELLINGBOROUGH **AGENDA ITEM 8**

Council meeting **2 July 2013**

Report of the Director of Services

EAST MIDLANDS COUNCIL DECLARATON ON AFFORDABLE HOUSING

1 Purpose of report

1.1 This report seeks approval to sign The East Midlands Declaration on Affordable Housing.

1.2 This report relates to all of the council's PRIDE priorities.

2 Executive summary

2.1 Research by the Smith Institute showed that the East Midlands is missing out on public funding for affordable housing compared with other parts of England. The research indicated that this was primarily due to the East Midlands being under-resourced in putting its case forward, and the lack of a dominant economic centre on scale of Birmingham or Manchester, for example, which in other regions has been considered to be a draw for government's investment decisions. East Midlands Council (EMC) launched three initiatives aimed at improving investor confidence in both public and private sectors, one of which is the Affordable Housing Declaration.

2.2 The Declaration is aimed at demonstrating high level political commitment to actions aimed at increasing the delivery of affordable housing.

3 Appendices

Appendix A: Letter from EMC dated 19 February 2013 sent to all East Midlands Council Leaders and Chief Executives.
Appendix B: Affordable Housing Declaration.
Appendix C: Prospectus 'Invest in Opportunity'

4 Proposed action:

4.1 Council is invited to resolve to sign the East Midlands Declaration on Affordable Housing.

5 Background

5.1 Recent research by the Smith Institute highlighted that the East Midlands is missing out on public funding for affordable housing compared with other parts of England. East Midlands Council (EMC) launched three initiatives aimed at improving investor confidence in both public and private sectors. One of which is an Affordable Housing Declaration. A letter from EMC dated 19 February 2013 was sent to all East Midlands Council Leaders and Chief

Executives seeking support for the three initiatives, which includes an Affordable Housing Declaration.

5.2 To date, 19 local authorities have signed up to or indicated their commitment to doing so, including locally Kettering Borough Council, Corby Borough Council and Daventry Borough Council.

6 Discussion

6.1 East Midlands Council set up a task and finish group to develop a collection of good practice examples for delivering well designed new affordable housing and maximising resources.

6.2 The group has produced three new initiatives aimed at improving investor confidence in both the public and private sectors:

- Declaration on Affordable Housing (Appendix B)
- Prospectus 'Invest in Opportunity' (Appendix C)
- Good practice website

6.3 The Declaration pledges commitment to delivering a set of key actions aimed at increasing the delivery of affordable housing across the region which will contribute to meeting the identified housing need and create a sound platform from which to secure increases in funding and delivery.

6.4 The Declaration should be signed by both the Leader of the Council and the Chief Executive. The other signatory is the Chair of EMC, Cllr Martin Hill.

7 Legal powers

No direct legal implications have been identified.

8 Financial and value for money implications

There are no financial implications. Any schemes that support the commitments within the Declaration will be subject to their own financial appraisal and business case.

9 Risk analysis

Nature of risk	Consequences if realised	Likelihood of occurrence	Control measures
No significant risks have been identified from signing the Declaration.	Not applicable.	Not applicable.	Not applicable.

10 Implications for resources

10.1 The council is already committed to the majority of the principles set out in the Declaration and has initiatives in place to facilitate the delivery of affordable housing indentified within the Housing Plan 2013-2018, for example housing needs surveys are carried out, regular contact with key partners and delivery agencies to identify opportunities across Wellingborough borough and regular monitoring of sites and schemes coming forward is carried out in conjunction with Registered Providers.

10.2 Despite all of the above it is clear that the challenges faced in regards to delivering affordable housing will continue to require innovation and partnership working.

11 Implications for stronger and safer communities

The provision of affordable housing impacts on the health improvement, community cohesion, and community safety of the borough.

12 Implications for equalities

Signing of the Declaration does not require an equalities assessment, individual schemes and projects will be subject to their own equalities analysis if applicable.

13 Author and contact officer

Abigail Morgan, Housing Development Officer

14 Consultees

Vicki Jessop, Principal Housing Manager
Steven Wood, Head of Planning and Local Development

15 Background papers

The Borough Council of Wellingborough Housing Plan 2013-18

APPENDIX A

East Midlands Councils

19th February 2013

To: Leaders and Chief Executives

Sector-led improvement: the Local Authority enabling role for affordable housing

Further to our letter to you of 18th December, 19 councils have signed or indicated their commitment to signing the East Midlands Declaration on Affordable Housing. They are:

- Blaby District Council
- Boston Borough Council
- Broxtowe Borough Council
- City of Lincoln Council
- Corby Borough Council
- Daventry District Council
- Derbyshire Dales DC
- Gedling Borough Council
- High Peak Borough Council
- Hinckley and Bosworth Borough Council
- Kettering Borough Council
- Lincolnshire County Council
- Mansfield District Council
- Melton Borough Council
- North East Derbyshire District Council
- North Kesteven District Council
- Nottingham City Council
- Oadby & Wigston Borough Council
- South Holland District Council

A further 5 have advised that they are likely to sign and these numbers are likely to increase. We are delighted with this response and trust that the Declaration will fulfill its intended purpose of demonstrating high level political commitment to actions aimed at increasing the delivery of affordable housing.

The other two initiatives which we launched in December alongside the Declaration remain available and we hope that these are proving useful. They are:

- A joint 'Prospectus' with a number of housing associations setting out the economic and social benefits of investing in affordable housing in the East Midlands;
- A 'Best Practice' module on the EMC website (jointly branded with the Chartered Institute of Housing), showcasing innovative examples of where councils and their partners have been able to facilitate the delivery of affordable housing.

Further details on all three initiatives is available at http://www.emcouncils.gov.uk/Increasing-the-Delivery-of-Affordable-Housing. Please make use of these publications as appropriate.

A number of the case studies on our Best Practice Module above highlight the importance of Local Authorities' enabling role for affordable housing, particularly with reference to land supply and the development pipeline. EMC will continue to explore such opportunities for sector-led improvement. If you have any suggestions for how EMC could support councils to develop their enabling role for affordable housing, please contact Andrew Pritchard (andrew.pritchard@emcouncils.gov.uk) or Cathy Jones (cathy.jones@emcouncils.gov.uk).

Yours sincerely

Cllr Lewis Rose
Chair, EMC Affordable Housing Task & Finish Group
Leader, Derbyshire Dales District Council

Andrew Pritchard
Director of Policy & Infrastructure

Cc Housing Strategy Lead Officers

East Midlands Councils, Phoenix House, Nottingham Road, Melton Mowbray, Leicestershire LE13 0UL
T: 01664 502 620 F: 01664 502 659 E: info@emcouncils.gov.uk W: www.emcouncils.gov.uk

APPENDIX B

The East Midlands Declaration on Affordable Housing

We acknowledge that:

- A lack of affordable housing can have an adverse impact on local people, communities and businesses.
- The construction of new affordable housing will support local jobs, benefit the wider local economy and promote social mobility.
- Central Government grant to support the development of new affordable housing is likely to be constrained for the foreseeable future.
- New and innovative approaches to delivering affordable housing will need to be deployed if local needs are to be met.

We commit our Council from this date to work constructively with developers, housing associations and the HCA to maximise opportunities and resources to deliver well designed new affordable housing on suitable sites, through:

- ensuring robust research is undertaken to identify the scale and nature of affordable housing need;
- seeking to make best use of council and publicly owned land, capital resources and community assets in ways that encourage economic growth and the delivery of affordable housing;
- using planning powers creatively and pragmatically;
- working constructively with local communities to make the case for development and challenging local opposition with evidence where necessary;
- working collaboratively with relevant partners to identify joint opportunities for development;
- monitoring the delivery of new affordable housing against the level of established need and publishing the results on an annual basis; and
- freely sharing learning by providing EMC with relevant case studies

Leader **Council**	**Chief Executive** **Council**	**Cllr Martin Hill** **Chair EMC**

Date:

Supported by:

East Midlands Councils

Homes & Communities Agency

NATIONAL HOUSING FEDERATION

11/4/13 About Us | New Anglia LEP for Norfolk and Suffolk

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This is a challenging time for our economy, but the New Anglia Local Enterprise Partnership also thinks it's an exciting one.

That's why we're working to help new and existing businesses across Norfolk and Suffolk find and exploit the opportunities that every challenge presents.

Our main aims are to create more private sector jobs and get rid of the barriers that prevent businesses growing. We want to encourage business start-ups, and allow existing businesses to grow and become more competitive. We want to clear the way for businesses to develop and innovate, bringing prosperity and global recognition to our key business sectors.

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We will ensure economic development is at the heart of what we do, and at the heart of the future for our region.

Please do register on the website, so we can keep you informed of developments, progress and opportunities.

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Living and doing business in East Anglia.

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MADE in Sheffield – a deal for growth

UNCLASSIFIED
1

Foreword

Sheffield City Region has the economic growth potential to lead a 21st Century UK export boom beyond the volatile EU market with a high skilled, modern manufacturing economy, combining digital innovation, world class expertise, academic research and a global brand.

We can make a significant contribution to an export-led, rebalanced UK economy by capitalising on our unique assets and heritage to realise the growth potential inherent in Sheffield City Region (SCR). As an engine of growth for the UK, we can deliver an upwards gear shift by supporting our key sectors with access to a **highly skilled** labour force in a **well-connected** economy where **investment is prioritised** on creating new growth opportunities.

This deal is a platform for growth and its consequent job creation. It represents a significant step in the decentralisation of the powers which city regions need to drive economic growth and rebalance the UK's economy. This deal enables Sheffield City Region to match the existing demand created by local businesses with a skilled workforce and well-connected infrastructure to help the City Region achieve its growth potential.

On behalf of Sheffield City Region, we are proud to endorse this deal which we believe initiates a new era of strong, progressive relations between Government and SCR based on mutual trust, empowerment and strong local leadership from the public and private sectors.

Cllr Julie Dore

Leader

Sheffield City Council

James Newman

Chair

Sheffield City Region LEP

Bigger, Better, Faster: key principles behind the SCR deal

- Agreeing a deal which is shaped by and enables the delivery of **our economic priorities.** This will not be devolution for devolution's sake, it will be for the sake of jobs and growth.
- **Building on our existing commitments, investments and priorities** to deliver a step change in the economic future of the City Region – in short, a 'bigger, better, faster' SCR economy.
- Agreeing a deal that is **unique to Sheffield City Region** – capitalising on the area's economic strengths, assets and expertise to play a greater role in rebalancing the national economy.
- Being **self-reliant** – agreeing a deal which **empowers** and **decentralises** responsibility to the political and private sector leadership of SCR. The time of grant funding and dependency on Government is over and our deal will enable SCR to find **creative solutions to local challenges**.

UNCLASSIFIED
2

Contents

1. Executive Summary....4
2. The Sheffield City Deal in context....5
   - 2.1. Sheffield City Region's Economy....5
   - 2.2. Sheffield City Region's Governance....5
   - 2.3. Sheffield City Region's Strategy....8
3. Sheffield's City Deal....9
   - 3.1. Skills....9
   - 3.2. Financial tools for growth....13
   - 3.3. Transport....17
   - 3.4. Advanced manufacturing and innovation....23

UNCLASSIFIED
3

1. Executive Summary

The Government is in the process of negotiating a series of tailored 'city deals' with the eight Core Cities that will enable them to drive local economic growth. The creation of the SCR Local Enterprise Partnership (SCRLEP) has been a dynamic innovation and we are now looking to strengthen the governance and leadership of the City Region through the development of a Combined Authority model, which will provide a robust and permanent structure on which Government can depend and work with in the long term to deliver greater decentralisation and economic prosperity.

In summary, the Sheffield City Region Deal will:

- Create a **demand-led skills system** which provides employers with a workforce able to meet their growth aspirations, and which secures significant new investment and engagement from employers in return.

- Strengthen SCR's self-reliance with the **Sheffield City Region Investment Framework (SCRIF)** providing **flexible financial tools to invest in growth**, develop infrastructure, create jobs and stimulate inward investment.

- Transform the commercial city centre with a £32.8m **New Development Deal** enabling the city to borrow against projected business rates in order to invest in infrastructure now.

- Establish **certainty on transport funding for 10 years** enabling SCR and the LEP to invest confidently in local connectivity priorities, not least ensuring **reliable access to the new HS2 station.** This will encompass **accelerated implementation** of essential projects such as tram-trains.

- Increase the efficiency of the SCR bus network through **devolving funding and commissioning for buses** and introducing **smart-ticketing**

- Develop a national **centre for procurement** based around SCR's Advanced Manufacturing and Nuclear Research Centres. This will speed up communication of demand for complex manufacturing products to innovators in the advanced manufacturing and nuclear industries.

The Sheffield City Region Leadership Executive Board (a precursor to the Combined Authority) and SCRLEP will be working with Government departments to implement these proposals in the coming months.

UNCLASSIFIED
4

2. The Sheffield City Region Deal in context

2.1. Sheffield City Region's Economy

In Sheffield City Region (SCR) we are focused on creating a bigger, better, faster economy. The region has the economic growth potential to lead a 21st Century UK export boom beyond the volatile EU market with a high skilled, modern manufacturing economy, combining digital innovation and world class advanced manufacturing expertise. We can make a significant contribution to an export-led, rebalanced UK economy by capitalising on our unique assets and heritage to realise SCR's growth potential.

- Sheffield City Region has a population of over 1.7 million people with 7.6 million people living within a 35 mile radius of the City of Sheffield, connected by nationally important transport infrastructure including the M1 and cross-country rail links. Through the MADE in Sheffield brand, Sheffield is the only UK city whose name is a protected trademark.
- SCR is an area of national economic significance which generates over £25.7bn for the UK economy but could deliver an extra **68,000 jobs** and GVA of over **£29.7bn** by 2022. This will mean an additional net contribution of **£1464m** by 2022 and **£2924m** by 2030 for the Exchequer.[1]
- The SCR grew on the back of the steel and coal industries and whilst manufacturing still accounts for £3.5m GVA, we now have a vibrant and diverse economy with major employers including HSBC, Boeing, Rolls Royce, Forgemasters, TATA Steel, Sky, PlusNet and BT.
- The world leading Advanced Manufacturing Research Centre (AMRC) and Nuclear Research Centre (NAMRC) is the future of advanced manufacturing and nuclear manufacturing industry in the UK. Driven by Boeing, Rolls-Royce and the University of Sheffield, the AMRC/NAMRC is already having a major impact on UK manufacturing, including producing parts for the new Boeing 787 Dreamliner aircraft and for Formula One racing.
- SCR is home to two world class universities bringing over 58,000 students into the city each year. The University of Sheffield is a world leading research university, one of the UK's Russell Group and the best performing university in Yorkshire.[2] Sheffield Hallam University is the fourth largest university in the UK and its business-focused approach means it works with major industry leaders such as Sony, Microsoft, Cisco and BP.

SCR has managed comparatively well in the recession with our flexible SME-dominated economy able to adapt quickly in the turbulent circumstances. In 2011, the Chamber of Commerce reported a **25% increase in export documentation in Sheffield City Region**. Therefore, this is not about intervening to create supply-side pull to boost the SCR economy. SCR businesses have ensured that demand is in place: we now need to take this opportunity to ensure the economy is fully enabled to meet business demand by **maximising the skilled resource available** and **investing in essential infrastructure** to accelerate growth.

The public and private sectors in Sheffield City Region have forged a strong, progressive partnership focused on a shared vision of how to achieve the economic transformation SCR needs. **We understand exactly what drives our economy**, where it is strong and sustainable and where there are challenges which hold us back and reduce our contribution to UKPLC. We know that we can do more to pay our way and deliver the GVA and employment levels which can be achieved by Sheffield City Region.

---

[1] Oxford Economics (2011) *Economic Projections for Core Cities (October 2011)*

[2] Sunday Times University Guide 2012

UNCLASSIFIED
5

2.2. Sheffield City Region's Governance

City deals offer devolution of powers and funding, dependant on city regions being able to demonstrate strong, accountable leadership. SCR are developing a Leaders' Executive Board for SCR[1] which will become **the SCR Combined Authority.** The SCR Leaders' have already agreed in May 2012 to commence the formal governance review required as the first step towards establishing a Combined Authority structure for the City Region. Dialogue has taken place between representatives from SCRLEP, South Yorkshire Passenger Transport Authority and officials from CLG, Cabinet Office & Department for Transport to consider what is needed for strong governance.

Subject to the formal governance review, our preference to is develop a **full Combined Authority on a SCRLEP geography** with all eight LA Leaders meeting regularly to take strategic decisions based on a common framework with agreed strategic priorities across the City Region. Single shared decisions will be taken on key issues that will be binding for all parties and remove the risk of delay This robust approach will have public and private sector representation and is fully backed by all the Local Authorities within the City Region, building on our history of partnership working to deliver an important step change for SCR. While the design and working of this structure is being implemented, the Leaders and SCRLEP are developing a **Memorandum of Understanding** to facilitate clear and binding SCR level decisions.

We have a specific challenge due to the two-tier local authority structure in some of the key areas of our LEP geography. We are clear that these areas are a crucial part of the SCR functioning economic area but legislation restricts a legal resolution at present. We are committed to working productively with both Nottinghamshire and Derbyshire County Council (CCs) to progress this issue. **In the short term, it may necessary that decision making processes are structured in a way which meets the current legislative position** but we feel this should not exclude all elected SCRLEP Council Leaders from playing an active role in the future of the SCR economy.

Step 1: Leaders' Executive Board

- We have agreed to establish our SCR Leaders' Board with all eight SCR Council Leaders.
- The four South Yorkshire local authorities will form the legally recognised element of the Combined Authority which will become the Local Transport Body for South Yorkshire and will combine the responsibilities of the South Yorkshire Integrated Transport Authority (SYITA).
- The four district councils in SCR[2] will be invited to join as members and will play full, active roles in strategic decision making. The CA and the districts will seek to engage Nottinghamshire and Derbyshire County Councils to support action where beneficial to these districts or SCR as a whole.
- Private sector involvement, through the SCRLEP, will be fully considered

Step 2: development of the SCR Combined Authority

Our preference is to establish a Combined Authority for Sheffield City Region based on our agreed functioning economic area (LEP area). We will take immediate steps to operate in this way by:

- Collaborating on decision making with Nottinghamshire and Derbyshire CCs where appropriate and fully engaging the four districts in the functioning of the CA with the focus solely on delivering jobs and growth to Sheffield City Region.

[1] This leaders' board will be established under the provisions of the Local Democracy, Economic Development and Construction Act 2009

[2] Bassetlaw, Bolsover, Chesterfield and North East Derbyshire

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- Establishing a formal process with Nottinghamshire and Derbyshire CCs and Government Departments to identify the strategic powers which must transfer to the South Yorkshire Combined Authority to enable the legal creation of an SCR Combined Authority across the full LEP area.

Step 3: SCR Combined Authority

- We would engage Government to legislate in order to establish a legally recognised Combined Authority for the whole of Sheffield City Region with integrated transport powers combined in the SCR geography.

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2.3. Sheffield City Region's Economic Strategy

Sheffield City Region's LEP is one of the highest performing in the country, with a **private sector majority board**, a number of private sector-led sector groups and the recent registration of the SCRLEP as a company limited by guarantee.[3] The establishment of the SCRLEP and Leaders' Executive Board has further strengthened our track record of joint decision-making which we believe is a firm foundation on which to build an appropriate Combined Authority structure.

We have articulated a robust vision for growth which focuses on our key sectors of advanced manufacturing, healthcare technologies, low carbon industries and creative and digital technologies and sets out how we will capitalise on SCR's key assets.[4] We will and do deliver: we have established an Enterprise Zone around strategically important economic sites for the advanced manufacturing and technology sectors; we have overhauled and coordinated our approach to attracting inward investment and are innovating with recyclable investment funding mechanisms. This includes committing to our first wave of Growing Places Fund strategic investments in March 2012.

The economic strategy of the Sheffield City Region is clear – we will rebalance the economy and stimulate private sector job growth
Our vision is for the Sheffield City Region to make a greater contribution to the UK economy by having a local economy less dependent on the public sector, providing conditions for businesses to grow and by giving the nation its prime centre for advanced manufacturing and materials and low carbon industries
We will achieve this by:
Supporting existing businesses to increase their competitiveness, productivity, exports and innovation
Making the SCR the area of choice for private sector investment and re-investment by promoting enterprise and harnessing economic opportunity
Creating the workforce of tomorrow by developing an employer-led approach to delivering the skills the economy needs, with a focus on our key sectors
And our priorities are to:
Support and develop the most important sectors with the greatest growth potential
Create more jobs and tackle the causes of worklessness
Accelerate rates of business start ups and growth
Raise skill levels and improve educational attainment
Unlock the economic potential of key development areas
Improve transport links
Improve the housing offer and create attractive city and town centres
Promotion and marketing of whole SCR

Game-changing initiatives

In addition to our primary proposals, we are working to transform SCR's economic future through our own private and public sectors. One such example is through **digital innovation.** With our leading private sector entrepreneurs, we are working to create **Cloud City Sheffield**, which has the potential to make a dramatic impact on the City Region's economy. Building on our heritage for innovation, Cloud City Sheffield will make SCR the laboratory in which new public sector solutions, developed collaboratively with private sector and academic expertise, are trialled to improve the effectiveness and efficiency of public services.

Capitalising on the existing ubiquitous superfast broadband infrastructure in the sub-region along with our land, power and green energy resources, we **will leverage major private sector investment to develop the next generation of green datacentres** needed to deliver the Government's Cloud Strategy and have already engaged a major Tier 1 datacentre provider. We are keen to develop a collaborative approach with Government to harness the shift to Cloud computing to drive innovation and new business opportunities in the UK.

[3] SCR LEP http://www.sheffieldcityregion.org.uk/lepboard

[4] SCR LEP Proposal (2010) http//www.sheffieldcityregion.org.uk/general-documents

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3. Sheffield City Region's City Deal

Proposal 1: a City Region hard at work - skills

Sheffield City Region's future success will be based on its businesses' ability to compete with other cities in the UK, Europe and the rest of the world. To do this, SCR needs to have a competitive, connected economy based on its strengths in high value advanced manufacturing. It is essential that SCR has a highly skilled, productive workforce to achieve this potential.

However, despite significant Government investment over the last decade, **the existing workforce is not adequately skilled to take up new opportunities**, help drive productivity and increase SCR's employment base. Alongside this, SCR has a worrying skills gap emerging at technician level as an ageing workforce retires. This is of continuing concern considering the emerging economic opportunities in Sheffield City Region: we already know that 580 apprenticeships are required from major businesses located in the Sheffield City Region in the next 3 years, such as a minimum of 250 apprenticeships in Rolls Royce, 120 in Metskills, and 90 in Forgemasters and Tata respectively.

The proposition

We will create a skills system that is MADE in Sheffield and business-led, allowing for the staged implementation of a new skills model for apprenticeships and workforce training. We believe we can play the **key brokerage role necessary to stimulate businesses to invest in skills and to incentivise colleges and providers to respond quickly and flexibly** to the emerging skills needs of key sectors. We will support small businesses in SCR by **removing bureaucracy**. Those local authority areas that are ready to proceed (such as Sheffield and Doncaster) will do so with immediate effect, whilst sharing learning and allowing a consistent model to be rolled out across the whole of the functional economic area thereafter.

SCR asks Government to commit **£4m added value investment** to the City Region and to **channel £23.8m in existing adult training and apprenticeship resources**, which are already committed to funding skills provision, through a strong City Region public/private partnership. In return SCR will guarantee between **£6-£12 million of Local Authority** investment, and a minimum of **£37.5 million of employer investment**. The tripartite model will be **61% locally funded**.

Through this agreement, SCR will deliver **4,000 additional Apprenticeship** places and achievements, and **2,000 additional employees' up skilled** to meet current employer skills gaps over a three year period.

SCR recognises that the step change set out here will not be achieved without significant local effort. In addition to major local investment, SCR's offer includes creating a **Sheffield City Region Skills for Growth and Employment Partnership**, enabling business leaders, skills providers and local authorities to oversee the delivery of the deal, shape skills provision and offer challenge and support; and a commitment to develop and deliver an **SCR Investment Fund**, which will capture business rate uplift and has skills improvements as one of its principle objectives. To formalise the offer**, SCR will agree a three-year Skills for Growth and Employment Plan for SCR endorsed by BIS and SFA -** we will develop and deliver **a new model for employer-led apprenticeship and adult retraining for the SCR.**

Our proposal has two clear (but closely linked) elements. Firstly we will create an **SCR apprenticeship model** to tackle youth unemployment and provide young people with the opportunities to obtain the skills which will empower them to have prosperous futures in a high skilled SCR economy. **We have identified three opportunities which will create at least 4,000 additional apprenticeships that can be delivered within a three-year timeframe:**

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- The creation of a **City Region Hub** based on learning from the successful Opportunity Sheffield brokerage model (developed using the City Skills Fund) which will include an **Apprenticeship Training Agency (ATA)**, using an existing, successful ATA provider with the expertise and track record to support SMEs that are initially unable to meet the cost or carry the risk of employing apprentices[5] and sector-based **Group Training Associations (GTAs)** that are organised by employers and supported by colleges and providers where no single SME can afford to employ the apprentice full time
- an opportunity for local authorities and their partners to lever apprenticeships and other training through their procurement processes – Sheffield City Council has contractual agreements to create 176 apprenticeships in this way in the next three years
- a commitment by local authorities to support apprenticeships in the private and third sectors for young people who have been long-term NEET building on the Sheffield 100 programme where the City Council has met half the wage costs of 100 apprentices brokered with SMEs and with trainees drawn from this cohort.

This model will be supported by a **tripartite investment model for adult training. Alongside the additional 4,000 apprenticeships that this will buy, we will:**

- train 2,000 employees with the skills needed by SCR's businesses over the next three years
- put employers in charge of shaping skills provision to meet SCR's economic priorities and aspirations
- incentivise providers with a £1000 reward payment model to deliver training that meets employer demand.
- use the *Innovation Code* to deliver the bespoke provision that employers tell us they need to make SCR's economy grow

The Deal adds value to existing skills investment through responding quickly and flexibly to business need for skills, raising skill levels and reducing youth unemployment.

MADE in Sheffield - The deal	
Offers	**Asks**
Sheffield City Region's offer is: • **£37.5m** of employer investment (through guaranteeing new apprenticeships and jobs) • At least **£6.5m** of local authority investment (committed by Sheffield City Council) and to seek agreements with all local authorities in the City Region to more than double this amount over a three year period. • Development of the SCR Investment Fund which	1. Government agrees **a three-year, tripartite investment plan with SCR's Skills and Employment Partnership** that will set out joint investment (£44.4m of local public and private sector investment, and £23.8m of devolved funding and an additional £4m from Government) and provide City Region level governance and accountability to local employers and Government, working closely with F.E. providers.

[5] One such locally available ATA provider is *Vision* (an FE college in West Nottinghamshire) which has operated an ATA in the SCR area for some time and which has developed a model that has proved attractive to SMEs with the result that it has exceeded its apprentice recruitment target for sustainability by 200%.

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will capture **business rate uplift** and target skills as a priority. • The creation of a **Sheffield City Region Skills for Growth and Employment Partnership**. The Partnership will enable business leaders, skills providers and local authorities to oversee the delivery of the Deal, shape skills provision, address market failure and offer challenge and support. • Build upon the **£600k investment** into apprentices by the City of Sheffield to develop a **SCR apprenticeship hub** which will tackle youth unemployment in the City Region. • **£20k** funding from the National Apprenticeship Service (NAS) to develop a **clear, costed model** for the SCR apprenticeship hub • Wider rollout of the *Made in Sheffield* skills programme – **4,000 apprentices** for the Sheffield City Region economy by 2015-16. • Build upon the existing tried and tested ERDF-funded '**Opportunity Sheffield**' programme which proves our approach to working with SMEs results in a higher skilled workforce. Opportunity Sheffield has created **359 apprentices, engaged 2,700 Sheffield SMEs** in training needs assessments resulting in **fully employer-funded training for 2,022 existing employees** in the last year. • Deliver SCRLEP-wide intelligence into skills gaps through a **£250k** Yorkshire and Humber study of business skill needs (will report by June 2012) and the SCR only research currently being undertaken by the LEP's sector groups. • New **£18m**, 5000m^2 Advanced Manufacturing Institute Training Centre (AMI-TC) at the AMRC created by the University of Sheffield to deliver **250 new high-level apprentices** from 2014. • Build upon the **£250k** annual investment in the 14-19s '*MADE in Sheffield*' curriculum by both the public and the Cutler's Company to develop	Subject to a detailed business case, Government will provide the Sheffield City Region with 23.8 million over three years to support their tripartite funding model which will deliver an additional 4000 apprentices 2000 additional qualifications in key sectors. Sheffield will be allocated £15 million for years one and two and subject to satisfactory progress each year a further £8.8 million in year three, Subject to a detailed business case, BIS will also provide SCR with an additional 4 million to broker and support SME's to take on apprentices. 2. The Skills Funding Agency and Department for Business, Innovation and Skills agree to work with SCR to **agree joint collection and sharing of data on skills to build a strong evidence base in support of the SCR skills system** and its responsiveness to business needs.

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the courses delivered by FE sector providers. • **University Technical College (UTC)** – a **£1.3m** commitment from the City of Sheffield to the SCR UTC & a new apprenticeship centre to be built on the Advanced Manufacturing Park	

Impact

This is an opportunity to transform the delivery of skills in SCR. The SCR proposal is a major step change which will:

- Deliver **4,000 new apprenticeships** and **2,000 newly up-skilled employees** over the coming three years. These simply would not happen without the SCR city deal. 2,000 skilled people at NVQ3 is worth **over £100m GVA** for the SCR economy.

- Almost **triple Government's investment** with £37.5m of private sector investment and at least £6.5m of local authority investment over the next three years.

- Introduce a tripartite model which finally puts the **private sector in charge** of commissioning the skills provision they need to achieve their growth ambitions

- Creates a strong private/public **SCR Skills for Growth and Employment Partnership** which is committed to ensuring the outcomes are achieved

Continued development of world class HE and research offer through University of Sheffield, Advanced Manufacturing Research Centre, Advanced Manufacturing Institute, AMRC, NAMRC
Initial SCR public contribution £6.9m (9.5%)
SCR Private sector £37.5m (52%)
Devolved skills funding £27.8m (38.5%)
Skills for Growth & Employment Partnership
£72.2m
High level
Technicians NVQ2/3
Apprenticeships
Basic skills
Demand-led skills system, shaped by employers to address skills gaps in priority sectors, driving growth & reducing unemployment.
•2,000 skilled employees by 2016
•Focus on 25+ aged people
•SCRIF investment prioritise to grow GVA and create jobs
• Stretching targets for employers & providers
•Innovation Code – bespoke, flexible training
SCR apprenticeship hub –
•Hub developed with City Skills Fund – incorporate ATA & GTA
•LAs leverage apprenticeships through procurement
•Targeting of NEETs
• 4,000 additional apprentices by 2016
Local business help to shape school curricula – designing in the future SCR economic needs (eg. Cutler's in Sheffield)

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Proposal 2: a self-reliant City Region – financial tools for growth

Sheffield City Region has a clear view on the future of financial investment to deliver growth: the era of Government grant dependency is over. Therefore we, as any aspiring and ambitious company would, want to have **freedom to use innovative financial tools** to borrow against our future growth potential and against the major returns our investments will deliver.

We know that in many cases, **we are more than capable of getting on and using these financial mechanisms without Government involvement**. That's why we are establishing the Sheffield City Region Investment Fund (SCRIF) - a comprehensive approach with integrated strategy, investment, assessment and decision making. With a governance structure currently utilising the SCR Leaders' Executive Board and SCRLEP, and then the SCR Combined Authority, we are confident that our approach is strong, accountable and sends a clear and powerful message as to how the City Region will achieves its goals. Various components make up the SCRIF which will collectively deliver a shared **investment programme of over £700m.**

In this context we are looking to secure flexibility in our **devolved transport funding** to create a wider £500m infrastructure fund and we have established a JESSICA turning £7m Growing Places Fund in a £20m recyclable investment fund. Sheffield City Council is creating a Sheffield Investment Fund of £30m backed by its assets and it is expected that the other SCR local authorities will match this approach. Sheffield City Council also intends to bring forward a series of city centre infrastructure investments estimated a cost of £63m through a combined Option 1 and 2 Tax Increment Finance (New Development Deal) mechanism to transform the city centre and, as a result, the City Region's offer.

We are establishing mechanisms to invest in the economic needs of our area but Government can help in specific ways to make our investments bigger, better and go further faster.

MADE in Sheffield - The deal	
Offers	**Asks**
Sheffield City Region's offer is: Develop a **governance structure** to provide the necessary accountability for our financial proposals and the SCRIF. This will be through the Leaders' Executive Board (followed by the Combined Authority) working with the SCRLEP ensuring economic outcomes are maximised. The HCA will have a formal role within this governance structure to reflect the importance of the joint investment plan. • **£20m** created through a JESSICA fund using £7m of GPF and £13m ERDF[6] • **£30m** Sheffield Investment Fund backed by the City Council's assets[7] and the potential for a	1. To fully endorse the development of the **£700m Sheffield City Region Investment Fund (SCRIF).** In the first instance this would involve supporting various elements of the SCRIF as outlined below. However, in the medium term it would be expected that Government would move to the provision of a **single unringfenced capital pot to SCRIF** as annual allocation providing flexibility and certainty to enable the delivery of economic growth rather than having to 'hope' to secure conditional funds through an uncertain bidding process (e.g. Regional Growth Fund) or on an ad hoc basis (e.g. Growing Places Fund). 2. Approve the **devolution of the major scheme**

[6] HMT (2011) Autumn Statement 2011, p56, A32.

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further £30m to be provided from the other SCR Local Authorities.

- The creation of a **£5.3m Housing and Transport fund** by the LEP utilising Growing Places Fund represents the forerunner to the SCR Investment Fund (SCRIF)

- **£560k** (funded by SYITA) development of an **investment model** to prioritise transport and wider infrastructure investment needs of the SCR area based on economic impact.

- **A minimum £300m** investment from the private sector in fundamentally transforming the city centre offer making it fit for purpose in the 21st Century. Around **£100m** has already been invested in the scheme by Hammerson UK, Sheffield City Council and the HCA.

KPMG have estimated that SCR could develop a **£500m** infrastructure investment pot to invest in the area's economic infrastructure needs (based on the Greater Manchester model). The additional £200m from other funding sources. The SCR Investment Fund (SCRIF) would be overseen by the LEP's political and private-sector governance arrangements.

SCC is prepared to take the risk of borrowing in the region of £63m to invest in its City Centre with repayment to be secured via uplift in business rates over a 25 year period and that investment in the New Retail Quarter will take place outside of a 18 'protected' New Development Deal that would come in to operation in 2020/21.

transport funding which will then form part of the £700m SCRIF approach to economic development for the City Region and commit to a funding line for 10 years (see transport proposals).

3. **A £32.8m city centre New Development Deal is supported** with an 'up front' agreement from Government before 31st December 2012.

   Government to support a New Development Deal for investment in the development of a 'fit for purpose 21st Century city centre' where a mix of commercial activity will act as driver for a successful and sustainable city and regional economy. This New Development Deal infrastructure investment will be undertaken by SCC and local partners who will face the risk of borrowing and repaying the funds and as a result **they do not need additional support from Government for this project**.

4. **Government will approve SCR's JESSICA proposal** as fast as possible whilst meeting the requirements of the European process

5. **Government will consider the SCR RGF3 bids and recognise their relation to the SCR City Deal.**
   SCR has submitted an RGF bid which includes a c£15m bid to sit alongside the £20m JESSICA in order to support investment in economic infrastructure through the newly created Urban Development Fund. Subject to negotiations at EU level, the government commits to work with SCR to ensure that future structural fund spending is effectively aligned to enable use on Sheffield City Region's economic priorities.

6. HCA to align its available portfolio of assets with SCRIF assets and investment as part of a joint investment plan to achieve SCRIF and Ministerial priorities. The joint investment plan will look at how receipts from HCA and SCRIF assets can be reinvested in the region.

[7] Approved by Sheffield City Council's Cabinet on 15th February 2012 – Capital Programme Budget Approval Report, paragraphs 16-18. http://meetings.sheffield.gov.uk/council-meetings/cabinet/agendas-2012/agenda-15th-february-2012

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7. Subject to negotiations with the European Commission, the government commits to explore with Sheffield how locally managed ERDF and ESF programmes for appropriate priorities can be aligned to local economic priorities.

Impact

- Significantly **greater value from the money SCR have available**, in some cases doubling initial investments with funding from Europe but with an expectation of securing up to 4 times this amount with private sector finance in relation to commercial investments.
- Through the development of a robust investment model, we will be able to utilise the innovative resources (both recyclable and grant) to invest in economic infrastructure priorities, unlocking key growth sites and supporting business development.
- Our SCRIF (see our transport ask) has the ability to generate in the region of £500m investable funds over the next 25 years and we are developing other funding initiatives to increase this to in excess of £700m.
- Through the approval of our New Development Deal proposal we will enable the transformation of the city centre providing much needed high quality business and retail space, unlocking development sites, creating high quality sustainable environments and establishing a city centre at the heart of the City Region which attracts and retains local, national and international investment.
- Within the first 10 years in the region of £40m will be invested (at a cost of £63m) in infrastructure and within this time we would expect at the very minimum to see a return in this investment in the form of over 40 construction jobs over 3 years, 1,300 net additional new jobs, GVA uplift of £55m per annum for 10 years, private sector investment of £200m and an annual business rate uplift of circa £5m. Swift approval means spades in the ground and jobs in the labour market by 2013/4.

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SHEFFIELD CITY REGION INVESTMENT STRUCTURE

STRATEGY
INVESTMENT
DELIVERY
SHEFFIELD CITY REGION ECONOMIC PRIORITIES
Shared Economic, Transport and Infrastructure Strategy
Shared Investment Programme
Shared Assessment and Appraisal
Influence
Influence
Local Authority Priorities (LA Investment Strategy)
South Yorkshire ERDF Programme (JESSICA Investment strategy)
Sheffield City Region Local Enterprise Partnership
Homes and Communities Agency
Transport (and Infrastructure) Joint Committee
£700m SHEFFIELD CITY REGION INVESTMENT FUND (SCRIF)
LA Fund (£140m) Assets / Borrowing (£60m) CIL / NHB (£20m) NNDR / City Centre TIF (£64m)
JESSICA (£20m) GPF (£7m) ERDF (£13m)
SCR (LEP) Finance (£26m) RGF (£15m) GPF (£11m) EZ NNDR (£tbc)
HCA (£9m) Assets (£9m) Investment (£tbc)
Infrastructure Fund (£500m) Levy Devolved Funding
Combined Authority (SCR Leaders Executive Board- Shared Investment Strategy)
(Urban) Development Fund
Fund Manager
JESSICA Projects
SCR Projects
LA Projects
Infrastructure Projects
Sheffield City Region Projects
Private Sector Investment
ERDF (current/future Programme) / Get Britain Building / Other National Funding

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Proposal 3: a City Region on the move - transport

Transport is the key enabler of economic growth. Our SCR Transport Strategy aims to deliver a transport network that enables the realisation of the LEP's growth ambitions, delivering new jobs in priority sectors such as Advanced Manufacturing.[8]

Our transport asks will enable the delivery of a higher quality, economically-focused transport infrastructure for SCR. In summary, we ask Government to enable us to:

1. **Confidently invest in local connectivity and economic growth priorities, such as ensuring reliable access to future opportunities such as HS2.**
    - Government can do this by offering certainty on some transport funding and agreeing greater local freedom and flexibilities on transport spending.
2. **Implement stalled or slow-moving projects that are essential to SCR's economic growth and to future transformational transport opportunities.**
    - Government can do this by accelerating decisions such as tram-train, allowing the programme to be managed locally. It can also begin to prepare for devolution of the Northern Rail franchise before the franchise-re-letting deadlines are reached.
3. **Increase the efficiency of the bus network in linking people to jobs.**
    - Government can do this by giving Sheffield and its bus partners the opportunity to become a fast track 'test-bed' Better Bus Area, provided with transitional funding from October 2012 to enable it to become the first area to receive Bus Service Operator Grant devolution once the necessary powers are in place.
4. **Improved integration of a transport network people can trust and better management of congestion.**
    - Government can do this by supporting us in the implementation of smart ticketing across our network
    - And enacting Section 6 of the Traffic Management Act 2004 in Sheffield

Certainty in transport funding

To plan our critical transport infrastructure efficiently we need as **much long term funding certainty as possible**, and **flexibility in how to use the money we have**. This includes devolved major scheme funding.

This provides a lever for third party buy-in, allows better planning, and reduces risk. **Without certainty, we cannot invest in essential local projects such as increasing quality access to the new HS2 station.**

By providing greater certainty of transport funding for 10 years and an indicative profile,, we can develop a **£500m funding stream as part of the SCRIF** for transformational infrastructure investments which will be prioritised based on our economic assessment model, connecting the City Region's economy and unlocking growth. Through the SCRIF we can deliver major transformational schemes which would likely include the further extension of Sheffield's Supertram network and the introduction of a region-wide tram-train network.[9]

---

[8] SYPTE (2011) Sheffield City Region Transport Strategy 2011-2026, http://www.syltp.org.uk/documents/SCRTransportStrategy.pdf

[9] These schemes are being assessed for their transformational impact on jobs and growth for SCR

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Rail services in the North currently attract significant Government subsidy. We are not looking for this to be reduced, rather we believe we can **extract better value for money out of the same funds.**

Accelerating implementation of projects essential to growth

We know that investing in transport infrastructure in the City Region yields excellent economic returns. The current central funding cycle inherently introduces an element of delay and uncertainty to projects and this can have an inhibiting effect on the realisation of our economic objectives.

For example, the recently approved BRT North scheme has taken nearly four years from the initial approval to a decision to be made. This scheme will facilitate around **4,000 new jobs** and **£100m GVA annually** for the region's economy. Such delays are preventing growth, preventing job creation and adding to public sector inefficiency. We are now waiting for Government to determine the ERDF match funding, a decision that has been pending for over a year.

The tram-train project has been approved but we want to to see an **announcement finalised as soon as possible to avoid adding additional inflation to our costs (e.g. 20% to our local contribution and risk assessments).**

Devolution of bus funding and smart cards

Our 'bus ask' will help us connect people to jobs affordably with a bus network they can trust and that works for them. To achieve this we need to overcome the problem in our City Region that profitable core bus routes are 'overbussed', while bus companies are being forced to withdraw more marginal services in isolated and outer city communities because competition on the core route is cutting margins and hence not allowing cross subsidy of the network.

Major bus routes are oversubscribed to the extent that they run at fifty per cent capacity. (ie too many buses on busy corridors arriving together). We want to work in partnership to create a stable, affordable network, with the right incentives to operators to enable a low carbon high quality bus fleet. We are already developing a cutting edge partnership with our main bus operators in Sheffield (Optio). However, to allow this partnership to flourish effectively and expand across the City Region to drive growth and cut carbon we need:

- Government to **fast track its 'Better Bus Area' (BBA) concept in our City Region** to test its concepts and allow us to embed our partnership approach to allow effective competition and better local targeting of public subsidy. To this end we are asking for the following;

  (1) DfT announce Sheffield City Region to be given opportunity to become a fast track 'pathfinder' Better Bus area

  (2) Dialogue between DfT and SCR/partners on proposition content and evaluation requirements

  (3) Designation of 'pathfinder' BBAF (October 2012) subject to appraisal and confirmation from operators, triggering full devolution of BSOG for Sheffield Bus Partnership agreement area from October 2013 or April 2014 (depending on progress with powers)

  (4) From October 2013/April 2014 BSOG funding will be paid direct to the PTE with an annual top-up at a rate which is a substantial uplift on current BSOG for the area for the duration of the Sheffield Bus Partnership agreement and at a rate that is guaranteed to be no worse than other later BBA's receive

  (5) Transitional funding from October 2012 to spend immediately at a rate equivalent to the above top-up

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(6) Other parts of SCR and PTE area can apply to become BBAs once the necessary regulations are in place

Rail devolution

The centralised management of the Northern Rail Franchise on short term, no-growth contracts for the last 10 years has stifled **investment resulting in a poorer service for people and businesses on older, overcrowded and unreliable trains.**

In the absence of absolute local control over the rail franchises, cities face challenges such as:

- Lack of ability to provide more rail capacity on overcrowded services;
- Lack of influence over rail in order to integrate bus, train and tram to best effect;

Both of these issues, hinder the realisation of local economic objectives.

You are already consulting on rail devolution which we welcome. We think rail devolution is essential to allow us to focus rail priorities on driving up GVA. If Government is content with the proposal from Northern City Regions then we need Government to:

(1) Commit to resolve the legal issue that would allow PTEs to operate collectively beyond their boundaries, and

(2) Commit to a shared investment programme for rail in the north to allow us to plan long term.

(3) Commit to working with us to make the devolution of northern railways a reality.

Effective management of the transport system

Congestion is a cause for a loss of productive work time, carbon emissions, air pollution and noise. With the appropriate powers we can help ensure that journeys are undertaken in a sustainable and responsible manner that minimises congestion.

Government already has the power to introduce **a new framework** that would delegate the enforcement of parking, bus lanes and other moving traffic matters to the local authority but key provisions have not been brought into force. An efficient, delay free transport network forms a key economic stimulant and the removal of any barriers to the efficient flow of traffic is vital.

London boroughs and TfL already have these powers and as part of a rebalanced UK economy, it is essential that businesses, employees and services can rely on an effective and **efficient integrated transport system.**

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MADE in Sheffield - The deal	
Offers	**Asks**
• For every **£1** spent on transport in SCR, targeted investments can achieve a **10 fold long term GVA uplift**. Local funds will be dedicated to providing interventions to increased GVA • **A £500m SCR transport fund as part of the SCRIF** to invest in transformational schemes which will deliver a step change in the connectivity of the SCR economy, unlock priority growth sites, create jobs and get people to work. • A robust investment model to prioritise transport investment based on economic growth, reducing the burden on Government to carry out assessments. This will be developed with a **£560k investment** from SYITA. • A '**Transport for Sheffield City Region**' governance framework, offering strong assurance, prioritisation and decision making on City Region issues. • greater economic growth in the north – and better value for money from spend in the north of England; • a strongly motivated client for the North's railways to help drive down the cost of the railway • development of a long-term, funded, growth strategy for rail in the north, with northern areas potentially bearing the revenue risk for rail in the north. • better integration of spend on rail programme with other major programmes of spend in north; • a rail policy that is more aligned to the wider strategic agendas relating to localism, economic growth and cities. • Effective enforcement of Sheffield City Region's	• A working 10 year City Region transport funding allocation (especially devolved major scheme funding) to allow for optimised long term planning and delivery of our transport priorities. • **Commitment to** discuss and agree with HMT/DfT an appropriate capital/revenue split for funding in next spending review period. • Commitment to pay funding for local majors in blocks in advance of SCR incurring costs on schemes, subject to affordability, and at the beginning of each spending review period. • Approve the **devolution of the major scheme transport funding** which will then form part of the SCRIF approach to economic development for the City Region. Give local flexibility to negotiate and determine the **allocation between relevant LTBs** of local majors funding. • Build on the positive initial steps on LSTF and commit to making payments up front for any future LSTF awarded to SRC, but subject to affordability constraints • The rapid devolution of responsibility for the northern rail services (subject to the outcome of the recent consultation). Government is asked to: a. Work constructively to make rail devolution a reality and allow early engagement on the financial elements stemming from the forthcoming HLOS statement and DfT involvement. b. Continue work to ensure completion of the Northern Rail Hub and North Trans-Pennine electrification as soon as possible, and work with Network Rail to identify ways of reducing the cost base of the railway in the North of England, to deliver economic and

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transport system, reducing congestion and the burden this places on business and people. • **Work with DfT** on the implementation of Section 6 powers to see them enacted in the most effective way. • Complements the major investments already going into our road network, including a **£2.2bn Highways PFI programme** to improve every road in Sheffield, **the £1.7bn Sheffield Gateway** project and **BRT North**. • Delivery of the **UK's first tram train system,** avoiding the delays experienced to date. • **Make competitive Smart Ticketing a reality** outside of London, delivering this important Government commitment. • Delivery of a **cutting edge partnership for bus that would focus on connecting people to jobs, bring forward a new way to fund low carbon buses that will also help address air quality problems in the City Region.**	financial benefits. c. If the 25 mile restriction in s10 of 1968 is a barrier to devolution of the franchise, commitment from DfT to **take necessary action** to allow **PTEs to act collectively beyond their boundaries.** • Commitment to work positively with SCR to take forward a project to analyse the traffic benefits of enacting Part 6 of the Traffic Management Act 2004 in SCR to allow local enforcement of moving traffic contraventions and facilitate the efficient control and management of traffic in SCR. • Allow SYPTE to take over **management of the existing tram-train project**, with adequate funding and leadership responsibilities. DfT and SYPTE commit to negotiating constructively, and with a jointly shared objective to conclude a contract by August that meets the interests of both DfT and SYPTE in developing a successful Tram Train Pilot. • Sheffield City Region and its bus partners to be given opportunity to become a fast track "test-bed" Better Bus Area and provided with transitional funding from October 2012 to enable it to enhance bus services in its partnership area and become the first area to receive Bus Service Operator Grant devolution once the necessary powers are in place. • Provide the necessary support to enable SCR to effectively implement integrated smart ticketing in line with recommendations from the Competition Commission.

Impact

Sheffield City Region will be able to rapidly deliver a well-managed, integrated transport network, built upon a clear strategy with infrastructure efficiently brought forward as we grow. Funding certainty will lever in more private sector money, and allow schemes to be progressed more quickly. This will improve connectivity and strategically important proposals **such as ensuring reliable access to future opportunities such as the HS2.**

Decentralisation of the strategic transport powers on bus and on tram/train will enable the realisation of the growth potential of the SCR's key growth sites including **12,000** new jobs in the SCR Enterprise

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Zone, **18,700** new jobs by 2025 through the Lower Don Valley masterplan.

New highway management and bus ticketing powers will allow us to deliver a more efficient, integrated network which will improve access to existing and new jobs in SCR. An **Oyster-like Smart Ticketing** product in SCR would provide an attractive and flexible ticketing system that would encourage a more sustainable modal split, leading to less congestion and increased productivity.

The announcement of **tram-train** in SCR will help provide access to job opportunities in the Lower Don Valley and Rotherham. Delays to Government decisions have had a detrimental effect on the programme including increasing costs by £50K and increasing the Quantified Risk Assessment by c.20%.

Devolution of bus funding and a Better Bus Area pilot will prevent the problem of 'overbussing' on some routes whilst more marginal services in isolated and outer city communities are cut, removing access to and from economically important sites and working people.

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Proposal 4: advanced manufacturing and procurement

Sheffield City Region is a **leader in advanced manufacturing.** This isn't about heritage, the City Region is a leader now. The University of Sheffield's **Advanced Manufacturing Institute (AMI)** builds on its the world renowned **Advanced Manufacturing Research Centre (AMRC)** with **Boeing**, which has established a new model for partnership working with industry supply chains, developing new manufacturing processes which increase efficiency and decrease cost to the point at which the UK can become competitive as a manufacturing base with lower wage rivals.

Now we want to develop a national **centre for procurement** based around SCR's Advanced Manufacturing and Nuclear Research Centres, and to co-produce a **roadmap for growing the nuclear advanced manufacturing supply chain.** This will give the emergent nuclear advanced manufacturing market in the UK the same boost which the UK's automotive sector received last year.

A smarter UK economy: a national centre for procurement

The centre for procurement will link demand for complex manufacturing products to innovators in the advanced manufacturing and nuclear supply chain. Working with Government and industry – from major multinationals like Rolls-Royce, Boeing, British Aerospace, Westinghouse and Areva, to locally based manufacturers such as Sheffield Forgemasters, and a wide network of local and national SMEs - we will drive UK exports, create high quality jobs and secure a world-leading future for UK manufacturing and energy infrastructure.

Smart procurement
Eg. Tier 1 energy sector provider
Demand pull
'we want to achieve x using y technology'
Nuclear / Advanced Manufacturing Research Centre (NAMRC / AMRC)
Market-led tier 1-3 supply chain companies
Supply chain innovation
The best in UK advanced manufacturing products and components
Using expertise and brokerage to upgrade UK procurement and enable greater pipeline visibility.
Demand & expertise brokered with supply chain innovation at pre-procurement stage.

The UK has an export target of £1 trillion by 2020 but UK industry is still predominantly foreign provided. To reach the £1trillion target, the UK must cut the journey time new manufacturing products take to reach the market by better managing the interface between demand for complex new manufacturing products and supply-side innovation. The UK's advanced manufacturing sector will be in a powerful

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position to capture emerging worldwide markets for the next generation of infrastructure (eg. new build energy infrastructure).

Since many of the new market opportunities are in sectors that are driven by Government procurement or are heavily regulated by the Government, the Government needs to use its role wisely in order to ensure that UK companies are in a strongly competitive position succeed in these markets. SCR has already led the way on this. We have a great history of collaboration and we have put in place a **framework agreement** with major public sector partners in the City Region to use their resources strategically. They can lay out challenges or problems early on and public and private sector partners collaborate to facilitate the development of public sector services and products. With the support of Government, **SCR can illustrate how to generate jobs and GVA through demand-led innovation in the field of low-carbon energy.**

The Road Forward: Growing the Nuclear Advanced Manufacturing Supply Chain

One key opportunity arises in the area of **nuclear new build**. There is widespread consensus that new nuclear power stations will be required to secure the energy that UK homes and businesses need while meeting carbon reduction commitments. While the UK Government will not directly procure this new build, it is the Government which will create the policy framework that will facilitate it. Reclaiming the maximum UK economic benefit from these major UK capital investments will **require creating a new manufacturing supply chain based largely in the UK**. This will require long term commitment to the work of the AMI and the Nuclear Advanced Manufacturing Research Centre to work with companies to develop their skills and innovative capacity to the point where they are in the strongest competitive position to fill this supply chain. It will also need a commitment to work with AMI in supporting companies as they work to meet appropriate quality standards and codes applied in a transparent way.

We recognise the commitment made by the government to funding £15m for research and development bids from SMEs this year. We would like to support this by using SCR's high class universities to develop a 'sourcing roadmap' for current and prospective sourcing patterns in the UK nuclear advanced manufacturing industry. SCR's universities and the Nuclear Advanced Manufacturing Research Centre are ideally placed to carry out this research and engage nuclear suppliers in the UK. This will support the Department for Business, Innovation & Skills' Growth Review and commitments to grow manufacturing in the UK over the next 10 years. As with the automotive sourcing roadmap, we ask for the Secretary of State , Department for Business, Innovation & Skills to show his support in writing the foreword and putting his name behind the robust research carried out. Now is the time to position this industry well for the future growth in nuclear in the UK and international markets.

MADE in Sheffield - The deal	
Offers	**Asks**
• The Advanced Manufacturing Research Centre (AMRC) and the new Nuclear Advanced Manufacturing Research Centre (NAMRC) is a world leading asset to the UK and SCR, with industry leaders like Rolls Royce, Boeing, British Aerospace, Westingshouse and Areva all key members. • SCR are the national lead and can quickly	1. For the Office of Nuclear Development to endorse and engage with this demand-led approach and to **work with the AMRC and NAMRC on developing the UK nuclear new build framework, helping UK businesses develop their capacity. This will form a strong, innovative UK-based supply chain for domestic and international energy infrastructure manufacturing.**

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engage companies across the UK to work in the national centre of procurement model. • The Universities behind the Nuclear Advanced Manufacturing Research Centre will conduct research amongst UK suppliers to understand the potential within the supply chain, competitive advantages, weaknesses and where lost business goes. To prepare solutions such as a nuclear advanced manufacturing sourcing roadmap. • To support the development of more 'green jobs', Sheffield City Region will, where appropriate, develop and deliver plans for 'Go Early' Green Deal roll out, demonstrating what role the LA can play, with particular focus on how the city can involve neighbouring local authorities, LEAF communities, Social Housing Providers, the Private Rental Sector and other key players, and to drive public awareness through community engagement activities, such as show homes.	2. For Government to consider its position on industrial policy and to engage with SCR's private sector partners on standard-setting and other ways of maximising this approach. 3. For the Secretary of State for Business, Innovation and Skills to give growing this sector his full support, for example, by introducing the nuclear advanced manufacturing sourcing roadmap. This will support the NAMRC to position the industry well for future opportunities. 4. Government will, where appropriate, work with Sheffield City Region on a potential 'Go Early' Green Deal roll out.

Impact
Through the AMRC and NAMRC, Sheffield City Region can develop the UK's advanced manufacturing and nuclear advanced manufacturing market by better managing the interface between demand for complex new manufacturing products and supply-side innovation. We can take major steps to achieve the UK's £1 trillion national export target by 2020 through smarter procurement, putting UK industry in prime position to capture both UK and global market opportunities.

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Game-changing initiatives – transforming SCR

Sheffield City Region has a heritage of innovation and we are ready to capitalise on the ambition exemplified by the world class Advanced Manufacturing Research Centre (AMRC), Nuclear Advanced Manufacturing Research Centre (NAMRC) and our resilient, flexible SME supply chains.

We are ready to step forward and play a major role in a rebalanced, export-driven UK economy and have developed two 'game-changing' initiatives which will define the future of the SCR economy. We continue to strive to play a greater role in the UK's economic future and have visionary initiatives on which we wish to work with Government to transform SCR's economy.

Initiative 1: Cloud City Sheffield

Government have prioritised cloud computing in its published ICT strategy, but have not committed to enabling the development of the necessary physical infrastructure that would seek to deliver on that. At the same time there has been acknowledgement that the UK's existing datacentre stock (which is predominantly London based) is inadequate for next generation Cloud in terms of cost efficiency, capacity and future proofing.

Creating the technology infrastructure and collaboration ecosystem on the scale that is being proposed is to ensure that the market opportunities that cloud computing brings can be **properly captured for the economic benefit of UKPLC and the region**. Doing so in the SCR would support sustainable economic rebalancing and also enable better retention and exploitation of private sector funding capacity in the UK and also Intellectual Property developed in the UK.

The steps we need to take are identified below and we would welcome an opportunity to work with Government on delivering the UK's next generation of digital infrastructure and establishing a public sector platform to revolutionise the delivery of public sector products and services.

Stage 1: delivering the infrastructure

The development of next generation green datacentres on UK soil, are a necessity if the country is to realise projected cost savings and compete internationally as cloud computing is adopted globally. SCR is committed to putting the City Region at the **heart of the UK's cloud computing infrastructure**, building on the ubiquitous superfast broadband infrastructure already in place across SCR and the land and power resources the area has in abundance. We have already made major progress. We have **engaged a major 'Tier 1' company** to be an anchor tenant and provide the datacentre infrastructure and investment the UK needs. We have undertaken a major study of **land availability** with our partners Kier, commissioned a £25k viability study with Grant Thornton and are working with Veolia to expand Sheffield's **district energy network** to provide a green power source for a major green datacentre.

Stage 2: collaboration and cluster development

The second step is to establish an **open collaboration and innovation hub** a network designed to foster innovation through cross-industry working between the private, public and research sectors. This will make use of the skills and knowledge of these sectors without requiring upfront investment.

Focusing on fully exploiting digital in the advanced manufacturing, healthcare, low carbon and creative & digital sectors will give Sheffield City Region the opportunity to create **an ecosystem of business activity**, supporting all the sectors that depend on technology and driving value and activity into other industry sectors. This will see the development of a **public sector platform**, which would facilitate the delivery of services and products to customers which would herald a transformation in the public sector. **Sheffield City Region will be the laboratory** in which new public sector solutions, developed collaboratively with

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private sector expertise, are trialled to improve the effectiveness and efficiency of services and to transform the public sector.

Stage 3: digitisation of key sectors

Following the development of the datacentre infrastructure and the collaboration hub in SCR, we will work to digitise public and private sectors, working with Government to provide digital solutions to modern public service challenges and driving efficiency in the public and private sectors.

Initiative 2: low carbon energy infrastructure

Further innovation in the development of innovative low carbon energy infrastructure for the UK is the proposed **Don Valley Power Project** in which Samsung have recently announced a 15% stake.

The Don Valley Power Project has had **planning approval since 2009** and will have a vital role in the UK meeting its CO_2 emissions reduction targets. The Yorkshire and Humberside region has the UK's largest concentration of coal and gas fired power generation and the CO_2 emissions from those plants will have to be reduced dramatically if they are to be able to continue to operate. The plant and associated infrastructure have important roles to play to enable the region to continue to generate power from fossil fuels and to allow other energy intensive industries, such as steel and cement, to also install carbon capture technology.

The project UK's and EU's leading Carbon Capture & Storage (CCS) power projects and is a 900MW Integrated Gasification Combined Cycle (IGCC) power plant (with a 650MW net power output) which would **capture and store up to 5 million tonnes per year, or 90%, of the CO_2 emissions** that would otherwise be emitted to the atmosphere.

2Co Energy plans to store the CO_2 in North Sea oil fields which provide the most secure and permanent storage for CO_2. CO_2 also helps produce more of the oil than would otherwise be recoverable which can significantly **extend the life of the oil field** and secure jobs. We would welcome the opportunity to work with the Department for Energy and Climate Change (DECC) to deliver this project, supporting SCR's economy and the low carbon energy needs of the UK.

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